June 13, 2006

          Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Jan S. Rynkiewicz appointed new President & CEO of Stream

VANCOUVER, British Columbia, June 13, 2006 – Stream Communications Network and Media Inc. (OTCBB:SCNWF & FSE:TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland announced today that the board of directors has unanimously approved changes to its management structure.  Effective today Jan S. Rynkiewicz will be promoted to President & Chief Executive Officer of the Company.  Iwona Kozak will continue to serve on Stream’s Board in the capacity of Executive Director & Corporate Secretary. The Board of Stream believes that the President & CEO of the Company, along with other top executives, ideally should be located in the country of its operations where the crucial strategic decisions and negotiations take place.   Iwona in her new role will have the authority to lead all aspects of the Company’s public, corporate, IR and management of all North American interfaces.

“It has been a privilege to have worked in the capacity of President of Stream and I am thrilled that Jan Rynkiewicz is taking over this vital role in the Company. I have worked with Jan very closely since January of 2006 and I am fully convinced that he represents the highest qualities and capabilities necessary to effectively move Stream to the next level of success for the benefit of all shareholders. I have experienced first hand his ability to bring necessary resources to achieve results. Stream will be led by a visionary who has a proven track record of rapidly building successful companies in Poland and in my new capacity I will continue to support Jan’s vision as we build on Stream’s unique opportunity in the communication’s sector in Central Europe” said Iwona Kozak.

“Iwona continues to be a primary driver in restructuring Stream, bringing bottom line results and strengthening our management team. Stream has benefited tremendously from Iwona’s contribution since she was appointed President of Stream in August 2005. Her strategic guidance, relentless efforts in bringing value to the shareholders are an invaluable asset to our company and I look forward to working with her on fulfilling Stream’s potential.” said Jan Rynkiewicz, President and CEO of Stream.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunicaitons

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.